CME Realty, Inc.

September 12, 2013

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE: CME Realty, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed August 19, 2013
    Filed No. 333-187855

Dear Mr. Kluck:

CME Realty, Inc. submits this letter to you in response to your letter dated September 6, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

GENERAL

     1. WE NOTE YOUR REVISED DISCLOSURE AND RESPONSE TO COMMENT 2 OF OUR LETTER DATED JULY 15, 2013. WE REISSUE IN PART OUR PRIOR COMMENT. PLEASE REVISE THE "12 MONTH GROWTH STRATEGY AND MILESTONES" SECTION TO DISCUSS WHEN THE COMPANY WILL HIRE THE "BROKER OF RECORD" AND WHEN MR. ESPINOSA WILL OBTAIN A BROKER'S LICENSE.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have included a statement when we plan to hire a Broker of Record to the "12 Month Growth Strategy and Milestones" section of the amended filing. In addition, we have added the discussion that "Mr. Espinosa plans to receive his Broker's License within the next six months." We have included this discussion in the "Business Overview" section and in the "Need for any Government Approval or Products or Services" section of the amended filing.

COMMENT:

DILUTION, PAGE 14

     2. AS YOU INDICATE YOUR NET TANGIBLE BOOK VALUE AS OF MAY 31, 2013 IS ($5,268), PLEASE UPDATE YOUR TABULAR INFORMATION TO REFLECT THE NEGATIVE BOOK VALUE PER SHARE BEFORE THE OFFERING OR ADVISE.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have updated our tabular information to reflect the negative book value per share before the offering.

COMMENT:

FINANCIAL STATEMENTS AS OF AND FOR THE PERIOD ENDED MAY 31, 2013, PAGE F-11

STATEMENTS OF CASH FLOWS, PAGE F-15

     3. PLEASE AMEND TO ENSURE THAT CASH AND CASH EQUIVALENTS, END OF PERIOD AS PRESENTED FOR THE PERIOD FROM INCEPTION THROUGH MAY 31, 2013 RECONCILES TO THE SAME LINE ITEM FOR THE INTERIM PERIOD ENDED MAY 31, 2013, AS WELL AS TO YOUR BALANCE SHEETS.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have corrected the math error in the operating activities in our inception to date column.

Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Joseph L. Pittera, Esq. at Law Offices of Joseph Lambert Pittera, Esq. at (310) 328-3588 facsimile, (310) 328-3063 telephone with any questions or comments.

Sincerely,


/s/ Carlos Espinosa
-------------------------------
Carlos Espinosa
President
CME Realty, Inc.


                                       2